Exhibit 99.2

Hafnia Limited – Increase in Quarterly Dividend Payout Ratio

9 April 2024

Hafnia Limited ("Hafnia" or the “Company”) is pleased to announce that its Board of Directors has approved an increase in the dividend payout ratio, which shall be effective today.

Under the revised dividend policy, Hafnia will increase its payout ratio from the previous 70%, to 80%, when the net loan-to-value is above 20% but equal to or below 30%. Furthermore, as the net loan-to-value is equal to or below 20%, the payout ratio will be further elevated to 90% from the previous 80%.

Following this update to Hafnia’s dividend policy, Hafnia targets a quarterly payout ratio of net profit, adjusted for extraordinary items, of:

Net loan-to-value	Payout of net profit (%)
Above 40%	50
Above 30 % but equal to or below 40%	60
Above 20 % but equal to or below 30%	80
Equal to or below 20%	90

"The strong markets we've experienced in previous years have enabled us to achieve record earnings," said Mikael Skov, CEO of Hafnia. "After careful consideration, we believe this increase in our dividend policy will allow us to maintain a good balance between shareholder value and ensuring resources for debt repayments and any future investments, without exposing the company to unnecessary debt risk."

Hafnia remains committed to delivering strong shareholder value to its shareholders while safeguarding financial stability.

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For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

This information is considered to include inside information pursuant to the EU Market Abuse Regulation article 7 and is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act. This stock exchange announcement was published by Charleston Lim of Hafnia Limited, on 9 April 2024 at 05:30 CEST.

About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of over 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.